EXHIBIT 12.0

MATTEL, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited; in thousands, except ratios)	For the Nine Months Ended September 30, 2013	For the Years Ended December 31,
		2012	2011	2010	2009	2008
Earnings Available for Fixed Charges:
Income from continuing operations before income taxes	$637,237	$945,045	$970,673	$846,825	$660,047	$487,964
Add: Non-controlling interest losses in consolidated subsidiaries	—	—	—	—	222	262
Add:
Interest expense	58,172	88,835	75,332	64,839	71,843	81,944
Appropriate portion of rents (a)	26,715	33,736	30,696	34,544	34,439	29,833

Earnings available for fixed charges	$722,124	$1,067,616	$1,076,701	$946,208	$766,551	$600,003

Fixed Charges:
Interest expense	$58,172	$88,835	$75,332	$64,839	$71,843	$81,944
Appropriate portion of rents (a)	26,175	33,736	30,696	34,544	34,439	29,833

Fixed charges	$84,347	$122,571	$106,028	$99,383	$106,282	$111,777

Ratio of earnings to fixed charges	8.56 X	8.71 X	10.15 X	9.52 X	7.21 X	5.37 X

(a)	Portion of rental expenses that is deemed representative of an interest factor, which is one-third of total rental expense.